2001 Cambrex Summary Annual Report



02029009





RECEIVED

CAMBREX

Innovation. Experience. Performance.



PROCESSED
APR 0 3 2002
THOMSON
FINANCIAL



Purpose and Values

Innovation. Experience. Performance.

Cambrex is a leading global supplier of products and services to the Life Sciences industry. Our success is derived from providing our customers value-added products, technology and services. We will provide a superior return to our shareholders, operate with uncompromising integrity and ethics, demonstrate respect for our employees and sustain environmentally sound standards.

Cover:

Photo: In science, a single idea (the water droplet) will often ripple into new solutions and technologies for essential products. This concept was the inspiration for the design of our new logo. It represents Cambrex today – an innovative resource to the Life Sciences industry contributing essential products and vital services dedicated to the improvement of human health.

Innovation	**Bringing new ideas to our products** **Exploring better ways of serving our customers**
Experience	**Providing knowledge based solutions**
Performance	**Delivering premium products and services** **Anticipating our customers needs – exceeding their expectations**

2001 Financial Highlights

	2001	2000	1999
		(in thousands, except per share amounts)	
Years Ended December 31,	2001	2000	1999
Gross sales	$ 499,194	$ 492,544	$ 484,560
Net revenues	498,855	492,095	488,489
Gross profit	179,335 *	177,495	167,163
Operating profit	46,680 *	81,024	69,179 *
Net income	26,565 *	49,605	38,132 *
Earnings per share (Diluted)	1.00 *	1.90	1.49 *
Excluding effect of Vitamin B-3 provision in 1999 and special charges in 2001			
Net Income	46,622	49,605	44,132
Earnings per share (Diluted)	1.76	1.90	1.72
Average shares outstanding (Diluted)	26,495	26,157	25,613
Total assets	818,067	681,100	673,647
Stockholders' equity	$ 359,180	$ 337,621	$ 295,365

Common Stock Data as reported on the New York Stock Exchange (NYSE)

	Closing Sale Price	
2001	***High***	***Low***
First Quarter	$48.11	$39.38
Second Quarter	$56.99	$40.28
Third Quarter	$53.52	$33.53
Fourth Quarter	$43.60	$33.47
2000	***High***	***Low***
First Quarter	$43.50	$31.81
Second Quarter	$45.02	$37.88
Third Quarter	$49.44	$31.50
Fourth Quarter	$47.94	$33.19

Earnings Per Share (Diluted)



$2.00
1.50
1.00
0.50
*
*
1999
2000
2001

As of March 5, 1998, Cambrex is listed on the New York Stock Exchange (NYSE:CBM)

Quarterly dividend on Common Stock is currently $.03 per share

* 2001 includes special charges of $27.5 million ($20.1 million after tax), comprised of restructuring and asset write-downs of $18.6 million charged to operating expenses, $4.5 million of inventory write-downs charged to cost of sales and $4.4 million for an additional Vitamin B-3 provision. 1999 includes effect of $6.0 million ($0.23 per share) provision for the initial Vitamin B-3 provision.


Life Sciences
73.7%
Specialty &
Fine
Chemicals
26.3%

Cambrex Focus

Founded in 1981, Cambrex Corporation (NYSE:CBM) is a leading global supplier of human health and bioscience products to the Life Sciences industry, a producer of feed additives and intermediates for the animal health/agriculture markets and a manufacturer of specialty and fine chemicals.

Cambrex is headquartered in East Rutherford, New Jersey, with 2001 gross sales of $499.2 million and approximately 2,100 employees in the United States, Europe and Asia.

The strategic focus is on providing products and services for the innovator and generic pharmaceutical, biopharmaceutical, bioresearch and biotherapeutics markets.


48.7%

Life Sciences: Human Health
$242,995 *

The Human Health segment primarily consists of products regulated by the FDA and other government agencies. Products are supplied to the pharmaceutical, nutraceutical, personal care and medical device industries. Production is under cGMP or ISO 9000 certification.

In addition to its product offerings, Cambrex provides a variety of services including contract research, custom manufacturing, route selection, process development and optimization and analytical services.


25.0%

Life Sciences: Biosciences
$124,973 *

The Biosciences segment consists of bioassay products and services, cell and molecular biology products, endotoxin detection products, custom manufacturing and contract biopharmaceutical manufacturing services. Cell biology products include cell systems, cell culture media, sera and growth factors for the research market.

Custom cell culture media and buffers and media optimization services are supplied to manufacturers of cGMP biologics.

Molecular biology products include precast gels for electrophoretic separation of DNA, RNA and proteins, specialty agaroses for nucleic acid analysis, specialized matrices for DNA sequencing and mutation detection and cell therapy services.


11.0%
15.3%

Animal Health/Agriculture $54,840 *
Specialty and Fine Chemicals $76,386 *

The Animal Health/Agriculture segment is comprised of feed additives and intermediates used in animal health products and agricultural applications.

The Specialty and Fine Chemicals segment consists of performance enhancing chemicals and polymer systems.

Performance enhancing chemicals substantially improve the usefulness, properties or performance characteristics of the end product. Products in the polymer systems group perform different roles in the final polymers and are used in complex urethanes, plastics and coatings.

* Gross Sales

Continued growth will result from innovation, investment in research and development and the strategic acquisition of Life Sciences businesses and technologies.

Product Groups
Active Pharmaceutical Ingredients
Pharmaceutical Intermediates
Imaging Chemicals
Personal Care Ingredients
Biomedical Urethanes
Catalysts
Nutraceuticals

Principal Products
Amiodarone, Diltiazem, Tramadol, Sulfasalazine, Mesalamine (5-Amino-salicylic acid), X-ray contrast intermediates, Pyridine, Sotalol, Aminopyridine, Niacinamide USP, Sealants for kidney dialyzers and other biomedical devices, Custom manufacturing and custom development.

Endotoxin detection products include cGMP LAL reagents, readers, automated instrumentation and testing services.

Product Groups
Cells and Media
Molecular Biology
Endotoxin Detection
Contract Biopharmaceutical Manufacturing
Electrophoresis, Chromatography and other

Principal Products
Clonetics™ discovery cell systems, ***Poietics***™ stem cell systems, Cell culture media, Cell expansion and cell banking, Growth factors, Bioluminescent assays, Buffers, Molecular and cell biology reagents, Precast gels for DNA, RNA and protein electrophoresis, Specialty agaroses for nucleic acid analysis, Specialized matrices for DNA sequencing and mutation detection, Endotoxin detection, Reagents, Readers and ***Auto-LAL***™ instruments.

Animal Health/Agriculture Product Groups
Animal Health Products
Agricultural Intermediates
Vitamin B-3

Specialty and Fine Chemicals Product Groups
Performance Enhancing Chemicals
Polymer Systems

Principal Products
Feed grade niacinamide, ***3-Nitro***®, Pyridine and Pyridine derivatives, Re-enterable encapsulants for underground telephone copper cable splices, ***Bufferite***® gels for fiber optic cable, Coatings additives and intermediates, 4,4'-dichlorodiphenyl sulphone (DCDPS) a monomer for polyether sulphone plastics, Ethylene maleic anhydride copolymer (EMA), Alkenyl succinic anhydrides, ***Suconox***®, ***Topanol***®. 4-Nitrobenzoic acid (PNBA), Sodium-p-sulfophenyl methallyl ether (SPME).



James A. Mack
Chairman and Chief Executive Officer

2001 was a challenging year for Cambrex. We were successful in repositioning our business towards Life Sciences, with two key acquisitions in biopharmaceutical manufacturing. Our Life Sciences businesses continued to grow, with revenue up 11.5% over prior year. 74% of our revenue is now derived from sales of Life Sciences products and services. However, our Specialty and Fine Chemicals businesses were significantly impacted by the economy, with particularly weak markets for coatings, polymer additives and products used in photography and telecommunications. Overall, our sales for 2001 were up 1.4% over prior year and net income declined for the first time in a decade by 6%, excluding special charges.

While there was weakness in our traditional chemical segments, we continued to invest in the growth of our strategic Life Sciences businesses. Additional personnel were added to our R&D and sales and marketing departments to support new opportunities. We expanded laboratories and pilot plant facilities at our manufacturing sites in Iowa, Sweden and Italy, and are in the process of doubling our endotoxin detection reagent production capacity to meet increased demand from new products. We entered the controlled substances market, a growing therapeutic area.

Cambrex fulfilled its goal of entering the contract biopharmaceutical manufacturing market with two strategic acquisitions: Bio Science Contract Production Corp., in Baltimore, Maryland, in June and Marathon Biopharmaceuticals in Hopkinton, Massachusetts, in October. Each facility manufactures a licensed drug, as well as several other biotherapeutics for human clinical trials. These businesses are expected to grow rapidly, driven by a robust pipeline of new biopharmaceuticals in clinical trials and an industry-wide capacity shortage. Strategically, there are synergies with our mammalian cell culture and media optimization expertise to increase therapeutic protein yields.

Our Specialty and Fine Chemicals and Animal Health/Agriculture businesses have been combined under one management team and given the new name, Rutherford Chemicals, Inc. The management will establish the vision and strategic plan to identify growth opportunities. Consistent with the new alignment, an $18.6 million charge was recorded within those businesses to recognize the closing of plants, write-down of fixed assets and severance related costs. In 2001, we reduced spending and rationalized some older product lines to reflect current economic conditions.

New Products and Technology

New products drive top line growth. Sales of new products introduced in the past five years increased over 17% to $60 million compared to $51 million in 2000. Over fifty new products were introduced in 2001, half of which were active pharmaceutical ingredients, including three controlled substances; one for Attention Deficit Hyperactivity Disorder, one for pain management and one for weight control. We introduced a number of new cell systems and bioassays for absorption, distribution, metabolism, excretion and toxicity (ADMET) testing – essential in determining whether a drug candidate can move further into clinical trials. Two new services for cell therapy companies were launched, offering cell banking and expansion services in a current Good Manufacturing Practice (cGMP) environment, in addition to media optimization services for our biopharmaceutical clients.

Continuous Improvement

Continuous improvement of our processes remains a guiding operating principle at Cambrex. Our businesses set annual goals to improve quality, service, productivity, safety and waste reduction.

The Annual President's Quality Award was awarded to a team from BioWhittaker at our Walkersville, Maryland, facility. The team successfully worked with a key pharmaceutical customer in a compressed time schedule to process kidney cells under cGMP conditions, which are critical to the customer's drug.

Business Unit President of the Year Award

Paolo Russolo, President, Generic Pharmaceutical Business Unit was awarded the Cambrex President of the Year Award. Paolo and his team have made Cambrex a leader in providing active pharmaceutical ingredients to the generic pharmaceutical industry.

BritishAmerican Business Inc. – Entrepreneur of the Year Award

Cambrex was honored to accept an award at the 2001 Transatlantic Business Awards sponsored by BritishAmerican Business Inc. We were awarded the Entrepreneurial Award that recognizes achievements of growing companies in trade across the Atlantic and provides wider recognition of the role that entrepreneurs play.

Organization and Personnel

A number of organization changes occurred this past year. Claes Glassell was appointed President and Chief Operating Officer. Claes has been with the company since 1994 and previously held the position of Chief Operating Officer and Executive Vice President. Salvatore J. Guccione, with us since 1995 as Vice President Corporate Development, was appointed Senior Vice President, Chief Financial Officer. With the creation of Rutherford Chemicals, Dr. Keith Henderson was appointed President of this company. Keith joined Cambrex in 1994 as Managing Director of Seal Sands Chemicals, located in Middlesbrough, England.

Outlook

We expect to see a return to stronger top line growth and improvement in net income in 2002. The cost of raw materials and energy are coming down and plant operations should be more consistent. Improvements will come from our Life Sciences investments and corporate wide cost reductions. The revenue growth in products and services for our Life Sciences segments will be driven by pharmaceutical companies increasing R&D spending to get new therapeutics through the development pipeline faster. The pipeline is consisting of more and more biological drugs – which create opportunities for our contract biopharmaceutical manufacturing and biotherapeutic businesses.



Claes Glassell
President and Chief Operating Officer

We are confident that the actions we have taken this year, combined with the growth in our Life Sciences businesses will give us a base for stronger operating performance. We expect to see continued improvement throughout the course of 2002.

James A. Mack
Chairman and Chief Executive Officer

Claes Glassell
President and Chief Operating Officer

We began the year with the opening of the Cambrex Center of Technical Excellence, a new research and development facility. The 42,000 square foot site is located in North Brunswick, New Jersey, near many of our pharmaceutical customers. We held the first meeting of the Cambrex International Scientific Advisory Board, an independent panel of internationally renowned scientists. The Board advises and counsels Cambrex on emerging research technologies and assists the corporation in setting global strategies for the development of new biological and chemical products and services for the pharmaceutical and biotechnology industries. They also disseminate the Cambrex vision and mission to the international Life Sciences community.

In June, Cambrex entered the contract biopharmaceutical manufacturing market with the acquisition of Bio Science Contract Production Corporation in Baltimore, Maryland. The company, now operating as Cambrex Bio Science, Inc., is a leading current Good Manufacturing Practice (cGMP) manufacturer of pharmaceutical ingredients and purified bulk biologics. First year sales at Cambrex exceeded $19 million. Sales growth is targeted at 20-30% for 2002-2005.

Cambrex Bio Science operates a 55,000 square foot, state-of-the-art facility that has been successfully inspected by the US Food and Drug Administration (FDA) and European Agency for the Evaluation of Medicinal Products. The facility contains five bioprocessing and purification suites for a variety of therapeutic and diagnostic biopharmaceutical products including recombinant proteins, enzymes, plasmid DNA, monoclonal antibodies, and vaccines for clinical and commercial requirements.

In October, Cambrex Corporation acquired Marathon Biopharmaceuticals, Hopkinton, Massachusetts, through a share purchase agreement from CoPharma, Inc. Marathon, now known as Cambrex Bio Science MA, Inc., is a full-service cGMP manufacturer of biopharmaceutical ingredients and purified bulk biologics for pre-clinical evaluation, clinical trials and commercial scale quantities. The 65,000 square foot facility contains two fully validated suites dedicated to various biologic processes and adequate space for three additional cGMP suites. The US FDA has successfully inspected the existing suites. Current production capabilities include bacterial and yeast fermentation units up to a capacity of 800 liters, small and large-scale purification, and a 1,500+ vial filling facility for Phase I and Phase II clinical trials. Sales revenues in 2002 are expected to grow in excess of 50%.

There are an estimated 1,000 biologic therapeutics in Phase I through III clinical trials and a global bioprocessing capacity shortage as more and more biologics enter clinical trials and are approved. Cambrex is planning capacity expansions at both the Baltimore, Maryland, and Hopkinton, Massachusetts, facilities to meet this increasing demand.

Cambrex now has the capabilities to supply a broad range of essential active ingredients needed by the pharmaceutical industry including, small molecule pharmaceuticals, proteins and normal human cells.


METTLER TOLEDO

Sarah DeWitt, Production Specialist and William Shaffer, Production Technician are working in the production fermentation area used for therapeutic protein manufacture at our biopharmaceutical manufacturing facility in Baltimore, Maryland.

Our Human Health segment includes high quality products and innovative services to improve human health. The segment includes active pharmaceutical ingredients (APIs), advanced pharmaceutical intermediates, nutraceuticals, personal care ingredients, urethanes used as sealants in biomedical devices, pharmaceutical catalysts and x-ray contrast media products. Services include route selection, process development and optimization, and manufacturing services. With over 100 APIs and 120 advanced intermediates, our broad line of pharmaceutical ingredients are supplied in quantities from grams to metric tons to meet our customers needs for pre-clinical, clinical and commercial quantities. Products are supplied to generic pharmaceutical customers as well as large and emerging innovator pharmaceutical companies.

Human Health segment sales revenue grew 4% in 2001. Excluding currency effects this segment grew by 6%. APIs are the largest sub-segment and represent 72% of the sales. Sales of generic APIs comprise approximately 67% of the total API sales.

Custom process development work on drug candidates for innovator pharmaceutical compounds in pre-clinical and Phase I, II and III clinical trials grew significantly in 2001.

The global generic pharmaceutical market continued to expand as branded drug patents expired and the European and Asian generic pharmaceutical markets grew. In addition to new products introduced in the US and Europe, we introduced five new products into the Russian and Middle Eastern markets – new geographic regions starting to develop markets for generic drugs.

Capital expansions included a new R&D laboratory and the capability to handle controlled substances. Controlled substances are regulated by The Controlled Substance Act and the regulations are enforced by the US Drug Enforcement Administration. We manufacture products used for indications such as Attention Deficit Hyperactivity Disorder, pain management and weight loss. We plan to expand our controlled substances capacity further in 2002 at our facility in Charles City, Iowa.

Sales to large and emerging innovator pharmaceutical companies include APIs and advanced intermediates. Cambrex also provides process development and manufacturing services to improve our customers' speed to market.

In 2001, we expanded our global sales and marketing organizations covering North America and Europe. The new organization is well qualified to serve the global research based pharmaceutical industry.

This past year, we received more than 140 qualified project inquiries and currently have nearly 50 active projects with innovator pharmaceutical companies. Some of the new projects include active pharmaceutical ingredients for anemia, osteoporosis, osteoarthritis, obesity, cardiovascular disease and depression.



Research Assistant, Ronald Petras, at our research and development facility in New Jersey, samples trial fermentation of an enzyme under evaluation as a biocatalyst for production of a pharmaceutical-related compound.

Our Bioscience segment is comprised of products and services for the bioresearch, biotherapeutic and biopharmaceutical markets. Segment sales revenue grew 30% in 2001 including the effect of two acquisitions.

In 2001 Cambrex introduced a number of key new products for the research and drug discovery markets. To support high throughput screening of drug candidates, we released three new bioassays: the ***ToxiLite***™ Bioassay Kit, a rapid, non-destructive method for measuring cytotoxicity, the ***ReportaLite***™ Reporter Gene Detection System and the ***CELISA***™ Adipocyte Assay, which is used in R&D for obesity and diabetes.

Cambrex has a broad offering of adult human stem cells, obtained from the bone marrow of adult donors for research in human disease and drug evaluation. Our new Hematopoietic Progenitor Growth Media allows researchers to differentiate hematopoietic cells into red and white blood cells and platelets. We also introduced new differentiation kits for adult stem cells.

Cambrex is the recognized world leader in normal human cells. Our product offering includes cell and media systems for hepatocytes (liver cells) used in drug screening programs to measure toxicity. New in 2001 are CACO-2 cell systems, which serve as a model of the human small intestine epithelium, for drug absorption and bioavailability tests of drugs.

Our molecular biology line has a strong reputation for high quality and excellent service. We continued to serve the expanding genomics and proteomics markets with separation products for nucleic acids and proteins. Reflecting the growth in the study of protein function and interaction, our protein analysis product line had significant growth for the year.

Cell therapy involves the manipulation and treatment of cells outside the body, which are then injected back into the patient. We provide critical cell manufacturing services to cell therapy companies, including process development, cell culture media optimization and production, cGMP contract cell production, data collection and analysis and Investigational New Drug Application (IND) filing assistance.

Cambrex has distinctive capabilities to support the development of cell therapeutics. Cell therapy companies can use the patient's own tissue to generate new tissue, with the objective of mitigating tissue rejection potential. Our customers' initial results indicate the potential to repair damaged tissues in patients.

Cambrex is a global leader in endotoxin detection products and services. In 2001 we accelerated growth rates in excess of 11% driven by new products and services.

With the acquisition of Bio Science Contract Production Corp. in June, and Marathon Biopharmaceuticals in October, we were able to expand and extend our capabilities from traditional small molecule development and manufacturing to biologics. Each facilities produces a licensed commercial product, while the majority of projects are for pre-clinical and clinical quantities. The market for biologics, such as recombinant proteins, monoclonal antibodies and vaccines is continuing to grow in excess of 20%-25% per year. This growth and the current industry capacity shortages will continue to drive growth opportunities for Cambrex.

The Human Genome Project has identified thousands of new targets and triggered a steep and rapid increase in drug discovery needs. With the multitude of new technologies to study cellular function, researchers now have better capabilities to understand the cause of disease through improved software, faster instrumentation and increased automation. Cambrex uses the science of human cells to assist our customers to improve target validation, assay development and the process of lead identification in the race to develop new and better drugs and therapeutics.



(left) Steven R. Gullans, Ph.D., Director, Laboratory of Functional Genomics, Associate Professor, Harvard Medical School is establishing the first large scale public database of gene expression of different normal human cell types. The cells are used in conjunction with gene chips, which contain 10,000 different human genes. Cambrex's normal human cells will aid in the creation of this database used to study the genetic basis of disease and drug efficacy.



Piperidine is used in agricultural applications as a plant growth regulator for cotton which improves both boll retention and maturity.

2001 was a difficult year. General market conditions began to show indications of weak demand for many of our products sold into cyclical, industrial markets. Coatings, photography, pigments, polymers, fuel/oil additives, telecommunications, electronics, engineering plastics, catalysts and other specialty additives were all affected by the downturn in the global economy.

Raw material prices for our chemical and animal health and agriculture facilities were also higher for some of our major feed stocks derived from ethylene and methanol streams. With demand already soft, customers continued to work down inventories to reflect the lower demand rates, significantly impacting sales revenues.

In November, Cambrex announced that effective January 1, 2002, the operating facilities in the Specialty and Fine Chemicals segment and Animal Health and Agriculture segment will be combined to form Rutherford Chemicals, Inc. This business realignment provides dedicated resources to the Specialty Chemical segment. Rutherford Chemicals will develop their own unified, global vision and strategic plan focused on their niche markets and leverage global synergies in the customer base and marketing and sales efforts. Restructuring of these businesses in 2001 improved operating efficiencies and reduced the cost structure.

The Animal Health and Agriculture segment is comprised primarily of active ingredients and feed additives that promote health in poultry and other livestock and pyridine and pyridine derivatives used in herbicides.

The Animal Health and Agriculture segment encountered its own challenges in 2001. In the third quarter 2000, problems arose with the primary reactor system resulting in sub-optimal yields. A new reactor was ordered for fabrication. Higher raw material and energy costs compounded with lower utilization rates, in the early part of the year, negatively impacted gross profit. By the fourth quarter 2001, the reactor was successfully replaced and raw material costs were returning to normal levels.

The outlook for 2002 is positive. We expect to commission our new niacinamide plant in the second quarter of 2002. This facility will enable us to produce new forms of niacinamide.

Report of Independent Accountants

To the Shareholders and Board of Directors of Cambrex Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Cambrex Corporation and its Subsidiaries as of December 31, 2001, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001 (not presented herein) appearing in the Annual Report on Form 10K of Cambrex Corporation, and in our report dated January 18, 2002, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2001, 2000 and 1999, and the related condensed consolidated statements of cash flows for each of the three years in the period ended December 31, 2001, and the related condensed consolidated statements of income for each of the five years in the period ended December 31, 2001 is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP
Florham Park, New Jersey
January 18, 2002

Gross Sales By Product Segment					(dollars in thousands)
Years Ended December 31,	2001	2000	1999	1998	1997
Human Health	$ 242,995	$ 233,886	$ 225,660	$ 194,766	$ 182,818
Biosciences	124,973	96,232	83,887	65,968	13,577
Animal Health/Agriculture	54,840	56,220	55,695	56,285	59,804
Specialty and Fine Chemicals	76,386	106,206	119,318	124,664	123,884
Total	$ 499,194	$ 492,544	$ 484,560	$ 441,683	$ 380,083
As a Percentage of Gross Sales					
Human Health	48.7%	47.5%	46.6%	44.1%	48.1%
Biosciences	25.0%	19.5%	17.3%	14.9%	3.6%
Animal Health/Agriculture	11.0%	11.4%	11.5%	12.8%	15.7%
Specialty and Fine Chemicals	15.3%	21.6%	24.6%	28.2%	32.6%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Gross Profit By Product Segment					(dollars in thousands)
Years Ended December 31,	2001	2000	1999	1998	1997
Human Health	$ 93,515	$ 91,145	$ 83,603	$ 92,441	$ 67,779
Biosciences	63,193	50,815	42,088	32,321	6,696
Animal Health/Agriculture	6,681	9,829	12,045	11,557	10,621
Specialty and Fine Chemicals	15,946	25,706	29,427	27,098	28,866
Total	$ 179,335	$ 177,495	$ 167,163	$ 163,417	$ 113,962

Condensed Consolidated Income Statements					(dollars in thousands)
Years Ended December 31,	2001	2000	1999	1998	1997
Gross sales	$ 499,194	$ 492,544	$ 484,560	$ 441,683	$ 380,083
Net revenues	498,855	492,095	488,489	464,143	381,700
Operating expenses					
Cost of goods sold	319,520 *	314,600	321,326	300,726	267,738
Selling, general and administrative	89,987	82,204	77,729	76,594	52,688
Research and development	19,619	14,267	14,255	13,956	10,600
Restructuring and other charges	18,649 *	---	---	---	---
Vitamin B-3 provision	4,400 *	---	6,000 *	---	---
Non-recurring in-process research and development charge	---	---	---	---	14,000
Total operating expenses	452,175	411,071	419,310	391,276	345,026
Operating profit	46,680	81,024	69,179	72,867	36,674
Other expenses	10,290	11,158	10,278	11,172	4,067
Income before income taxes	36,390	69,866	58,901	61,695	32,607
Provision for income taxes	9,825	20,261	20,769	22,593	14,831
Net income	$ 26,565	$ 49,605	$ 38,132	$ 39,102	$ 17,776

* 2001 includes special charges of $27.5 million ($20.1 million after tax), comprised of restructuring and asset write-downs of $18.6 million charged to operating expenses, $4.5 million of inventory write-downs charged to cost of sales, and $4.4 million for an additional Vitamin B-3 provision. 1999 includes effect of $6.0 million ($0.23 per share) for the initial Vitamin B-3 provision.

Condensed Consolidated Balance Sheets			(dollars in thousands)
December 31,	**2001**	2000	1999
Assets			
Current assets			
Cash and cash equivalents	**$ 23,696**	$ 21,721	$ 39,796
Trade receivables	**74,093**	76,394	72,227
Inventories	**107,746**	107,616	92,439
Deferred taxes and other current assets	**38,125**	27,123	30,825
Total current assets	**243,660**	232,854	235,287
Property, plant and equipment, net	**287,605**	287,338	280,163
Intangible and other noncurrent assets	**286,802**	160,908	158,197
Total assets	**$ 818,067**	$ 681,100	$ 673,647
Liabilities and Stockholders' Equity			
Current liabilities			
Accounts payable and accrued liabilities	**$ 67,496**	$ 87,422	$ 68,843
Short-term debt and current portion of long-term debt	**2,567**	1,484	3,279
Total current liabilities	**70,063**	88,906	72,122
Long-term debt	**312,524**	168,591	225,922
Deferred taxes and other noncurrent liabilities	**76,300**	85,982	80,238
Total liabilities	**458,887**	343,479	378,282
Stockholders' equity	**359,180**	337,621	295,365
Total liabilities and stockholders' equity	**$ 818,067**	$ 681,100	$ 673,647

Condensed Consolidated Statements of Cash Flows			(dollars in thousands)
Years Ended December 31,	**2001**	2000	1999
Cash flows from operations			
Net income	**$ 26,565**	$ 49,605	$ 38,132
Depreciation and amortization	**50,797**	42,094	42,328
Restructuring and other charges	**23,076**	---	---
Vitamin B-3 provision	**4,400**	---	6,000
Reimbursement/reversal of environmental contingencies	**(850)**	(2,912)	(2,350)
Deferred taxes	**(16,817)**	(5,981)	(181)
Net change in working capital (net of assets and liabilities acquired)	**(31,216)**	9,425	679
Net change in other noncurrent assets and liabilities	**(769)**	(3,559)	3,403
Net cash provided from operations	**55,186**	88,672	88,011
Cash flows from investing activities			
Capital expenditures	**(42,948)**	(39,456)	(30,529)
Acquisition of businesses (net of cash acquired)	**(146,640)**	(12,488)	(75,336)
Other investing activities	**390**	111	(841)
Net cash (used in) investing activities	**(189,198)**	(51,833)	(106,706)
Cash flows from financing activities			
Dividends	**(3,075)**	(2,991)	(2,946)
Changes in debt (including current portion)	**133,007**	(58,901)	29,970
Other (net)	**7,170**	8,592	2,810
Net cash provided from (used in) financing activities	**137,102**	(53,300)	29,834
Effect of exchange rate changes on cash	**(1,115)**	(1,614)	(19,870)
Net increase (decrease) in cash	**1,975**	(18,075)	(8,731)
Cash at beginning of year	**21,721**	39,796	48,527
Cash at end of year	**$ 23,696**	$ 21,721	$ 39,796

Financial Summary	(dollars and shares in thousands, except per share amounts)				
Years Ended December 31,	**2001**	2000	1999	1998	1997
Results of Operations					
Gross sales	**$ 499,194**	$ 492,544	$ 484,560	$ 441,683	$ 380,083
Net revenues	**498,855**	492,095	488,489	464,143	381,700
Gross profit	**179,335 ***	177,495	167,163	163,417	113,962
Operating profit	**46,680 ***	81,024	69,179 *	72,867	36,674 **
Net income	**26,565 ***	49,605	38,132 *	39,102	17,776 **
Cash flow from operations	**55,186**	88,672	88,011	80,686	52,579
Earnings per share***					
Basic	**$ 1.04 ***	$ 1.98	$ 1.55 *	$ 1.62	$ 0.75 **
Diluted	**$ 1.00 ***	$ 1.90	$ 1.49 *	$ 1.54	$ 0.73 **
Weighted average shares outstanding***					
Basic	**25,648**	25,015	24,572	24,194	23,627
Diluted	**26,495**	26,157	25,613	25,412	24,419
Return on investment****	**6.0% ***	11.4%	9.4% *	10.0%	5.9%
Return on equity****	**7.6% ***	15.7%	13.3% *	15.2%	7.8%
*Dividends per common share****	**$ 0.12**	$ 0.12	$ 0.12	$ 0.11	$ 0.10
Results of Operations as a Percentage of Gross Sales					
Gross sales	**100.0%**	100.0%	100.0%	100.0%	100.0%
Net revenues	**99.9%**	99.9%	100.8%	105.1%	100.4%
Gross profit	**35.9% ***	36.0%	34.5%	37.0%	30.0%
Operating profit	**9.4% ***	16.5%	14.3% *	16.5%	9.6%
Net income	**5.3% ***	10.1%	7.9% *	8.9%	4.7%
Financial Position					
Current assets	**$ 243,660**	$ 232,854	$ 235,287	$ 231,526	$ 184,654
Current liabilities	**70,063**	88,906	72,122	75,229	67,911
Working capital	**173,597**	143,948	163,165	156,297	116,743
Current ratio	**3.5**	2.6	3.3	3.1	2.7
Number of days' sales in accounts receivable	**54.6**	56.0	54.9	49.8	53.0
Inventory turnover	**3.0**	3.1	3.3	2.9	3.3
Property, plant and equipment (net)	**$ 287,605**	$ 287,338	$ 280,163	$ 255,016	$ 237,342
Capital expenditures	**42,948**	39,456	30,529	43,007	35,935
Total assets	**818,067**	681,100	673,647	617,054	552,426
Total liabilities	**458,887**	343,479	378,282	339,794	326,472
Stockholders' equity	**359,180**	337,621	295,365	277,260	225,954
Ratio of total liabilities to stockholders' equity	**1.3**	1.0	1.3	1.2	1.4

* 2001 includes special charges of $27.5 million ($20.1 million after tax), comprised of restructuring and asset write-downs of $18.6 million charged to operating expenses, $4.5 million of inventory write-downs charged to cost of sales, and $4.4 million for an additional Vitamin B-3 provision. 1999 includes effect of $6.0 million ($0.23 per share) for the initial Vitamin B-3 provision.

** Includes effect of non-recurring charge for $14.0 million ($0.57 per share) related to the value of in-process research and development efforts underway at the time of the acquisition of BioWhittaker, Inc., which was completed on October 3, 1997.

*** Share and per share data reflect adjustments for a two-for-one stock split in the form of a dividend of one new share for each share held, paid on June 25, 1998.

**** The Return on Investment (ROI) was calculated using the net income plus the after tax effect of interest cost divided by average equity plus debt. The return on equity (ROE) was calculated using the net income divided by average equity.

Three Year Comparison

Cambrex Consolidated



Gross Sales (in millions)
$500
400
300
200
100
1999
2000
2001
Gross Profit (in millions)
$200
150
100
50
1999
2000
2001
*
Operating Profit (in millions)
$100
80
60
40
20
1999
2000
2001
*
*
Net Income (in millions)
$50
40
30
20
10
1999
2000
2001
*
*

Human Health and Biosciences Segments



Gross Sales (in millions)
$500
400
300
200
100
1999
2000
2001
Gross Profit (in millions)
$200
150
100
50
1999
2000
2001
*
Gross Margin
50%
40
30
20
10
1999
2000
2001
*

* 2001 includes special charges of $27.5 million ($20.1 million after tax), comprised of restructuring and asset write-downs of $18.6 million charged to operating expenses, $4.5 million of inventory write-downs charged to cost of sales and $4.4 million for an additional Vitamin B-3 provision. 1999 includes effect of $6.0 million ($0.23 per share) provision for the initial Vitamin B-3 provision.

Principal Office

One Meadowlands Plaza
East Rutherford, New Jersey 07073
Tel: (201) 804-3000
Fax: (201) 804-9852

Operating Companies

BioWhittaker, Inc.
8830 Biggs Ford Road
Walkersville, Maryland 21793
Tel: (301) 898-7025
Fax: (301) 845-4024

BioWhittaker Europe s.p.r.l.
Parc Industriel
de Petit-Rechain
B-4800 Verviers, Belgium
Tel: (32) 87-32-16-11
Fax: (32) 87-35-19-67

BioWhittaker Molecular Applications, Inc.
191 Thomaston Street
Rockland, Maine 04841
Tel: (207) 594-3400
Fax: (207) 594-3426

BioWhittaker Molecular Applications ApS
Risingevej 1
DK-2665 Vallensbaek Strand
Copenhagen
Denmark
Tel: (45) 43 56 74 00
Fax: (45) 43 56 74 03

Cambrex Bio Science, Inc.
5901 E. Lombard Street
Baltimore, MD 21224
Tel: (410) 563-9200
Fax (410) 563-9229

Cambrex Bio Science MA, Inc.
97 South Street
Hopkinton MA 01748
Tel: (508) 497-0700
Fax: (508) 497-0777

Cambrex Center of Technical Excellence
Technology Centre of New Jersey
661 Highway One
North Brunswick, New Jersey 08902
Tel: (732) 447-1900
Fax: (732) 447-1910

CasChem, Inc.
40 Avenue A
Bayonne, New Jersey 07002
Tel: (201) 858-7900
Fax: (201) 437-2728

Chiragene, Inc.
Technology Centre of New Jersey
661 Highway One
North Brunswick, New Jersey 08902
Tel: (732) 447-1900
Fax: (732) 447-1910

Conti BPC NV
Industriepark
Roosveld 2 B6
B-3400 Landen, Belgium
Tel: (32) 11-88-02-70
Fax: (32) 11-83-22-53

Cosan Chemical Corporation
400 13th Street
Carlstadt, New Jersey 07072
Tel: (201) 804-3200
Fax: (201) 460-7525

Heico Chemicals, Inc.
Route 611, PO Box 730
Delaware Water Gap, Pennsylvania 18327
Tel: (570) 420-3900
Fax: (570) 421-9012

Irotec Laboratories Limited
Little Island
Cork, Ireland
Tel: (353) 214-353-706
Fax: (353) 214-353-589

LumiTech UK
Nottingham Business Park
City Link
Nottingham
NG2 4LA England
Tel: (44) 115 848 4968
Fax: (44) 115 848 4969

Nepera, Inc.
41 Arden House Road
Harriman, New York 10926
Tel: (845) 782-1200
Fax: (845) 783-9713

Nordic Synthesis AB
SE-691 85 Karlskoga
Sweden
Tel: (46) 586-830-00
Fax: (46) 586-321-47

Profarmaco S.r.l.
Via Cucchiari, 17
20155 Milan
Italy
Tel: (39) 02-3310-5520
Fax: (39) 02-3310-5730

Salsbury Chemicals, Inc.
1205 11th Street
Charles City, Iowa 50616
Tel: (641) 257-1000
Fax: (641) 228-4152

Seal Sands Chemicals Limited
Seal Sands Road, Seal Sands
Middlesbrough, TS2 1UB
England
Tel: (44) 1642-546546
Fax: (44) 1642-546068

Zeeland Chemicals, Inc.
215 North Centennial Street
Zeeland, Michigan 49464
Tel: (616) 772-2193
Fax: (616) 772-7344

Regional Companies and Offices

BioWhittaker U.K. Limited
BioWhittaker House
1 Ashville Way
Wokingham, Berkshire
RG41 2PL England
Tel: (44) 118-979-5234
Fax: (44) 118-979-5231

Cambrex Chemicals Pvt. Limited
316, Vardhaman Chambers
Sector-17, Vashi,
Navi Mumbai – 400 705
India
Tel: (91) 22-789-3185
Fax: (91) 22-789-3184

Cambrex France s.a.r.l.
Polyparc, Bât. 15
15, rue Vladimir Jankélévitch
77184 Emerainville
France
Tel: (33) 160 95 81 80
Fax: (33) 160 95 81 81

Cambrex GmbH
Wettersteinstrasse 4
D-82024 Taufkirchen
Germany
Tel:` (49) 89-66 62 90-60
Fax: (49) 89-66 62 90-75

Cambrex Italia S.r.l.
Via Cucchiari, 17
20155 Milan
Italy
Tel: (39) 02-3310-5520
Fax: (39) 02-3310-5730

Cambrex – Japan Liaison Office
c/o J.K. Hay Consulting
16-9 Noge 3-chome, Setagaya-ku
Tokyo 158-0092 Japan
Tel: (813) 3702-5758
Fax: (813) 3702-5768

Cambrex (UK and Eire) Limited
c/o Seal Sands Chemicals Limited
Seal Sands Road, Seal Sands
Middlesbrough, TS2 1UB
England
Tel: (44) 1642-546546
Fax: (44) 1642-546068

Rutherford Chemicals, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073
Tel: (201) 804-3000
Fax: (201) 804-9852

Cambrex Corporation Senior Officers

James A. Mack
Chairman of the Board
and Chief Executive Officer

Claes Glassell
President and Chief Operating Officer

Thomas N. Bird
Vice President – Corporate Development

Ronnie D. Carroll
Vice President and Chief Technology Officer,
Pharmaceutical Technologies

Salvatore J. Guccione
Senior Vice President, Chief Financial Officer

Steven M. Klosk
Executive Vice President – Administration

Daniel R. Marshak
Vice President and Chief Technology Officer,
Biotechnology

Peter E. Thauer
Senior Vice President – Law and
Environment, General Counsel and Secretary

Cambrex Corporation Board of Directors

James A. Mack
Chairman of the Board
and Chief Executive Officer
Director since 1990

Cyril C. Baldwin, Jr. (3)(4)
Founder, Chairman Emeritus
Director since 1981

Rosina B. Dixon, M.D. (2)(4)
Consultant to pharmaceutical companies
Director since 1995

Claes Glassell
President and Chief Operating Officer
Director since 2001

George J. W. Goodman (1)(4)
President, Chairman and CEO
Continental Fidelity, Inc.
(Editorial consulting services
and products firm)
Director since 1981

Roy W. Haley (1)(3)(4)
President and Chief Executive Officer
WESCO Distribution, Inc.
(Electrical distribution company)
Director since 1998

Kathryn Rudie Harrigan (1)(4)
Henry R. Kravis Professor
of Business Leadership
Columbia University
Director since 1994

Leon J. Hendrix, Jr. (3)(4)
Chairman
Remington Arms Company, Inc.
(Sporting firearms and
ammunition manufacturer)
Director since 1995

Ilan Kaufthal (1)(4)
Vice Chairman of Investment Banking
Bear, Stearns & Co., Inc.
Director since 1981

William B. Korb (2)(4)
Retired Director, President
and Chief Executive Officer
Marconi Commerce Systems, Inc.
(Gasoline pump and dispenser manufacturer)
Director since 1999

Robert LeBuhn (2)(3)(4)
Retired Chairman of the Board
Investor International (U.S.), Inc.
(A private investment firm)
Director since 1981

John R. Miller (2)(4)
Chairman and Chief Executive Officer
Petroleum Partners, Inc.
(A company providing outsourcing
services to the petroleum industry)
Director since 1998

Peter G. Tombros
Chairman and Chief Executive Officer
VivoQuest
(A private biopharmaceutical company)
Director since 2002

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Governance Committee
(4) Member of Environmental Committee

Scientific Advisory Board

Dr. Lester Mitscher
Distinguished Professor
of Medicinal Chemistry
University of Kansas

Dr. Ivan M. Roitt, F.R.S.
Emeritus Professor
Department of Immunology
University College London
Co-Director of the Immunoprotein
Engineering Group

Dr. Michael Rosen
Professor of Pediatrics and
Gustavus A. Pfeiffer Professor
of Pharmacology
College of Physicians and Surgeons
Columbia University
Department of Pharmacology

Dr. David Triggle
Distinguished Professor of
Biochemical Pharmacology
Vice Provost for Graduate Education
and Research
and Dean of the Graduate School
State University of New York at Buffalo

Dr. Florian Wurm
Professeur extraordinaire de Biotechnologie
Swiss Federal Institute of Technology
Laboratory of Cellular Biotechnology
Lausanne, Switzerland

Shareholders Information

Annual Meeting

April 25, 2002 at 1:00 PM
Sheraton Meadowlands Hotel
and Conference Center
Conference Room F/G
Two Meadowlands Plaza
East Rutherford, New Jersey 07073

Common Stock

Listed on New York Stock
Exchange under the
Symbol CBM

Investor Relations

For additional information or
a copy of Form 10-K, please contact:
Investor Relations Department
Cambrex Corporation
One Meadowlands Plaza
East Rutherford, New Jersey 07073
Tel.: (201) 804-3062
Fax: (201) 804-9852
www.cambrex.com

Transfer Agent and Registrar

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005
Tel.: (212) 939-5100

Auditors

PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, New Jersey 07932
Tel.: (973) 236-4000

Cambrex
One Meadowlands Plaza
East Rutherford, New Jersey 07073
Tel: (201) 804-3000
Fax:(201) 804-9852
www.cambrex.com